

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Chirag Bhavsar
Chief Executive Officer
CNL Strategic Capital, LLC
450 South Orange Avenue
Orlando, Florida 32801

>   **Re: CNL Strategic Capital, LLC**
>   **Registration Statement on Form S-1**
>   **Filed February 19, 2021**
>   **File No. 333-253295**

Dear Mr. Bhavsar:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 19, 2021

Incorporation by Reference, page 189

1.   It appears you are attempting to rely on Instruction VII to Form S-1 to incorporate by reference previously filed Exchange Act reports. Because you have not yet filed your Form 10-K for your most recently completed fiscal year, the fiscal-year ended December 31, 2020, it therefore appears you have not satisfied the requirements of paragraph C of that instruction. Please either file your Form 10-K, including the information required by Part III, or revise your registration statement to include all disclosures required by Form S-1.

General

2.   Please update your filing to include the disclosures required by Item 402 of Regulation S-

K for your last-completed fiscal year, the fiscal-year ended December 31, 2020. See Compliance and Disclosure Interpretation, Question 117.05 of Securities Act Forms.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jay Bernstein